Via Facsimile and U.S. Mail
Mail Stop 6010

      										September
6,
2005


Ross Wilmot
Chief Executive Officer
Newtech Resources Ltd.
2610-1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X2

Re:	Newtech Resources Ltd.
	Amendment #1 to Form 10-KSB for the Year Ended August 31,
2004
      Filed August 25, 2005
	File No. 000-33255

Dear Mr. Wilmot:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-KSB

General

1. While you are correct that EDGAR will now accept HTML documents with JPEG and GIF graphics, the documents themselves cannot be JPEG or GIF graphics. An example of an acceptable use would be to include a graphic of a product using jpeg or gif within a document in html.
Please note, the documents submitted must be full text searchable. The documents that you have filed are not. Therefore, our comment is reissued. Please refile your documents using an acceptable format.

*	*	*

	As appropriate, please amend your Form 10-KSB in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jim Peklenk at (202) 551-3661 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


Ross Wilmot
Newtech Resources, Ltd.
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